December 30, 2009

Ms. Nora Everett, President
Principal Variable Contracts Funds, Inc.
Principal Financial Group
Des Moines, IA 50392-2080

Dear Ms. Everett

Principal Management Corporation intends to purchase the following shares (the "Shares") of Common Stock of Principal Variable Contracts Funds, Inc.:

Principal Variable Contracts Funds, Inc. -	Purchase Amount	Shares Purchased
Diversified Balanced Account -- Class 2	$10,000	1,000.000
Diversified Growth Account -- Class 2	$10,000	1,000.000

Each share has a par value of $10.00 per share. In connection with such purchase, Principal Life Insurance Company represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.

PRINCIPAL LIFE INSURANCE COMPANY

/s/ Michael D. Roughton
By _________________________________
Michael D. Roughton
Vice President and Associate General Counsel